Filed by: Iberdrola, S.A.

Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14d-2 of the Securities

Exchange Act of 1934

Subject Company: Scottish Power plc

Exchange Act File Number: 001-14676

Date: December 4, 2006

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc. (the “Acquisition”), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the “Scheme”), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the “Offer”) rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission (“SEC”). Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc, the Acquisition and any Offer. ScottishPower plc shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower plc relating to the Acquisition. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

Translation for information purposes

Madrid, 29 November 2006

COMISIÓN NACIONAL DEL MERCADO DE VALORES

To the attention of Mr Antonio Mas Sirvent

Director del Área de Mercado

Madrid

Ref.: Relevant fact

Dear Sirs,

We are pleased to communicate to you that IBERDROLA, after the announcement of the payment of the interim dividend corresponding to 2006 financial year, is going to offer to its shareholders the Dividend Reinvestment Program (Programa de Reinversión de Dividendo), by means of which, the shareholders voluntarily adhering the Program may reinvest the dividend acquiring shares of the Company.

The main goal is still to provide the shareholders with the option of strengthening its interest in Iberdrola in a periodical and systematic way.

We attach hereto the Dividend Reinvestment Program.

We are still at your and the CNMV disposal.

Yours sincerely,

Federico San Sebastián

Translation for information purposes

DIVIDEND REINVESTMENT PROGRAM DETAIL

To Article 82 of the Spanish Stock Exchange Act (Ley del Mercado de Valores), the terms and conditions of the Dividend Reinvestment Program (PRD) to acquire the shares of Iberdrola, S.A. (Iberdrola o la Company) that the Company shall put in place for the dividend payment that shall take place next 2 January 2.007.

1)	Board of Directors resolution regarding the payment of the dividend.

The Board of Directors of the Company, at the meeting held on 10 November 2.006 approved the payment of an interim dividend, against 2006 results, amounting to 0.45 gross euros per share, what represents 405,697,131.45 euros in total.

Likewise, the Ordinary General Shareholders’ Meeting of the Company held last 30 March 2.006 resolved to allow the acquisition by the Company of its own shares and the possibility of using those shares to the development of the dividend reinvestment programs.

2)	Dividend Reinvestment Program of the Company.

2.1)	Investors.

The PRD is addressed to those persons being shareholders of the Company at trade closing on the previous day of the date of the payment of the dividend.

2.2)	Amount and price of the reinvestment; number of shares received.

IBERDROLA shall pay in cash to all shareholders the amount corresponding to the 2006 interim dividend, withholding the relevant taxes according to the applicable law on the payment date.

Those shareholders adhering to the PRD may reinvest the amount of the net dividend received in cash by acquiring Company shares with the same political and economical rights as the shares currently dealt.

In any case, the reinvestment must be for the total amount of the net dividend received by the relevant shareholder. Therefore, no partial reinvestment is allowed.

The price of the reinvestment corresponding to each share shall be the simple average of the weighted average changes of the Company’s shares (media simple de los cambios medios ponderados de la acción de la Sociedad) in the Spanish SIBE corresponding to the five (5) market business days immediately previous to the date of the dividend payment, less the gross amount of the dividend. Sociedad Rectora de la Bolsa de Valores de Bilbao SAU (the managing company of the Bilbao Stock Exchange) shall issue a certificate with the calculation of the average price according to the above mentioned criteria. Said price shall be communicated by IBERDROLA to CNMV on the payment date of the dividend through Relevant Fact, and likewise it shall be available at the Company’s web (www.iberdrola.com)

The number of shares each shareholder shall be entitled to acquire shall be the result of dividing the net dividend amount received by each shareholder into the share price (calculated according to the previous paragraph). If the result of said division is not an entire number, it shall be rounded down to the closest entire number. The excess (the decimals) shall increase the in cash amount.

Translation for information purposes

2.3)	Steps of the Dividend Reinvestment Program corresponding to the 2 January 2007 interim dividend.

Please find below a description of the main steps of the dividend reinvestment program of the Company:

(i)	The depositary entities (entidades depositarias) to make available to the shareholders of Iberdrola the reinvestment order form from 4 December 2006 onwards.

(ii)	Reinvestment period. The shareholders willing to reinvest the net amount received corresponding to dividends shall execute reinvestment orders from 11 December 2006 until 29 December 2006 closing of trading–save from those entities having a previous closing hour–.

(iii)	Reinvestment revocation orders period: from 11 December 2006 until 29 December 2006 closing of dealing– save from those entities having a previous closing hour–.

(iv)	Calculation of the Reinvestment Price term: from 21 December 2006 until 29 December 2006.

(v)	Publication of the relevant fact of the Reinvestment Price setting out: 2 January 2007.

(vi)	Dividend payment date: 2 January 2007.

(vii)	Dealing date: 5 January 2007.

(viii)	Settlement of the acquisitions date: 10 January 2007.

2.4)	Reinvestment in Iberdrola shares process.

During the reinvestment period, those persons giving evidence of them being a shareholder of Iberdrola may delivery to the entity where they have their shares deposited, a reinvestment order for an amount equal to the net amount of the divided received (gross dividend less the applicable withholding) in order to receive a number of shares to be calculated according to section 2.2 above. The reinvestment orders shall be delivered by the usual ways of each entity (office, telephone, post, Internet, etc.).

The orders delivered by the shareholders shall be final. Therefore, once the dividend amount is paid, the relevant amount shall be frozen in the cash account opened at the entity.

Notwithstanding the above, the orders shall be understood having been revoked (i) if, due to the transfer of all the Iberdrola shares, those persons delivering the reinvestment orders are, on closing dealing of the previous day to the day the dividend is paid, are not an Iberdrola shareholder; (ii) if those persons delivering the reinvestment order have not right to freely dispose the Iberdrola shares dividends obtained; or (iii) if, within the relevant term, the shareholder expressly revokes the order to the entity to which it was delivered. In this last case, no partial revocations would be accepted.

The delivery of reinvestment orders by Iberdrola shareholders shall imply the acceptance of the terms and conditions of the PRD.

2.5)	Fees and expenses corresponding to the acquiror.

The settlement fees of Iberclear and the dealing ones of the Stock Markets shall be in all cases paid by IBERDROLA.

IBERDROLA shall not pay any fee or expense that, eventually and if applicable, the depositary entities may charge to their clients for processing the reinvestment orders. Several depositary entities have communicated to IBERDROLA their intention of not charging any fee to their clients in connection with the reinvestment orders they process.

Translation for information purposes

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about ScottishPower plc and Iberdrola S.A. and their combined businesses after completion of the proposed Acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of ScottishPower plc and Iberdrola S.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ScottishPower plc and Iberdrola S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of ScottishPower plc and Iberdrola S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by ScottishPower plc and Iberdrola S.A. to the Comisión Nacional del Mercado de Valores and under “Risk Factors” in the annual report on Form 20-F for the year ended March 31, 2006 filed by ScottishPower plc with the SEC on June 30, 2006. Except as required by applicable law, neither ScottishPower plc nor Iberdrola S.A. undertakes any obligation to update any forward-looking information or statements.

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